EXHIBIT 2.1
Asset Purchase Agreement by & among Handheld Entertainment, Inc.,
Aperio Technologies, Inc. and Mary Dunne

FUNMANSION.COM
ASSET PURCHASE AGREEMENT

BY & AMONG

HANDHELD ENTERTAINMENT, INC.,
A DELAWARE CORPORATION

APERIO TECHNOLOGIES, INC.,
A FLORIDA CORPORATION

AND

MARY DUNNE,
AN INDIVIDUAL

Dated as of December 1, 2006

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (‘‘Agreement’’) is entered into as of December 1, 2006 by and among HANDHELD ENTERTAINMENT, INC., a Delaware corporation (‘‘Handheld’’), Aperio Technologies, Inc., a Florida corporation (‘‘Aperio’’) and Mary Dunne, an individual (the ‘‘Dunne’’).

RECITALS

WHEREAS, Aperio owns one hundred percent (100%) of the assets and business interests (‘‘Interest’’) relating to Funmansion.com (‘‘Funmansion’’ or ‘‘Business’’); and

WHEREAS, Handheld desires to purchase the Interest from Aperio, and Aperio desires to sell the Interest to Handheld, in each case upon the terms and subject to the conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.
DEFINITIONS

Section 1.1.    [Reserved]

ARTICLE II.
SALE AND PURCHASE

Section 2.1.    Agreement to Sell and to Purchase.

On the terms and subject to the conditions set forth in this Agreement, at the Closing, Handheld shall purchase from Aperio, and Aperio shall sell, transfer, assign, convey and deliver to Handheld, the Interest.

Section 2.2.    Purchase Price.

(a) The purchase price (the ‘‘Purchase Price’’) for the Interest shall consist of the following:

(i) $350,000 United States Dollars (‘‘USD’’) (the ‘‘Cash Consideration’’), via wire transfer in immediately available funds as directed by Aperio, less the Escrow Amount which will be deposited into Escrow pursuant to the terms of the Escrow Agreement, attached as Exhibit A, (the ‘‘Escrow Agreement’’);

(ii) A five (5)-year, convertible promissory note in the amount of $600,000 USD, in the form attached as Exhibit B hereto, given by Handheld (the ‘‘Promissory Note’’). The Promissory Note shall be convertible on the terms provided in the Promissory Note.

(iii) $150,000 USD payable in 12 equal monthly installments of $12,500 USD (each a ‘‘Monthly Payment’’). The first Monthly Payment shall be due and payable January 1, 2007 and each remaining Monthly Payment shall be due and payable on the first day of each calendar month thereafter.

Section 2.3.    Nondisclosure; Noncompetition; Non-solicitation.

(a)    Except as required by law, from and after the Closing Date, Aperio (acting through its agents, including, without limitation, Dunne) shall not use, divulge, furnish or make accessible to anyone any proprietary, non-public, confidential or secret information to the extent relating to HandHeld or the Business (including, without limitation, customer lists, supplier lists and pricing and marketing arrangements with customers or suppliers) and Aperio shall cooperate reasonably with HandHeld in preserving such proprietary, confidential or secret aspects of HandHeld and the Business.

(b)    From and after the Closing Date, for a period of two (2) years from the Closing Date, Aperio (acting through its agents, including, without limitation, Dunne) shall not engage in Competitive Business Activities (as defined below). For purposes of this Agreement, ‘‘Competitive Business Activities’’ means the operation of a website, or other electronic system with similar capabilities, that is, in whole or in part, devoted to hosting user-generated, PG-13-like rated humor.

(c)    The Company hereby acknowledges and agrees that (acting through its agents, including, without limitation, Dunne) shall continue to own and operate one or more separate businesses and/or related websites (as applicable), as listed on Schedule 2.3(c) to this Agreement (‘‘Separate Businesses’’) and shall continue to own all inventions, creations, revenues, profits, or other benefits generated by the Separate Businesses. In addition, and notwithstanding anything to the contrary in this Agreement, or the Employment Agreement, or as would otherwise be provided by applicable State or Federal law, the Company waives any right to claim any incidence of franchise, sharing or other right to revenues, profits, or other benefits, whether created or generated by Aperio or Dunne individually, or by any Separate Business. Moreover, the Company waives any right to claim any incidence of ownership to any intellectual property created or generated by Aperio or Dunne individually, or by any Separate Business, except such as directly relates to the intellectual property acquired by the Company pursuant to this Agreement (e.g., intellectual property of the Business, including the trademark ‘‘Funmansion.com’’, the domain name Funmansion.com and any intellectual property residing on the server which Aperio shall transfer to the Company at the Closing).

(d)    Aperio (acting through its agents, including, without limitation, Dunne) shall not, directly or indirectly, after the Closing and for a period of two (2) years from the Closing Date, (i) solicit for hire or enter into any contractual arrangement with any employee or contractor of HandHeld without the prior written consent of HandHeld unless such employee or contractor has not been employed by HandHeld for a period of two (2) years; or (ii) call on or solicit any of the customers or suppliers of HandHeld or the Business or make known the names and addresses of such customers or suppliers or any information relating in any manner to HandHeld or the Business or HandHeld’s or the Business’ relationships with such customers or suppliers. Aperio and Dunne agree that a violation of this Section will cause irreparable injury to HandHeld, and HandHeld shall be entitled, in addition to any other rights and remedies it may have at law or in equity, to an injunction enjoining and restraining Aperio and/or Dunne from doing or continuing to do any such violation and any other violations or threatened violations of this Section.

(e)    Aperio and Dunne acknowledge and agree that the covenants set forth in this Section are reasonable and valid in scope and in all other respects and are designed to protect the goodwill associated with the assets and the Business being purchased pursuant to this Agreement. If any of such covenants is found to be invalid or unenforceable by a final determination of a court of competent jurisdiction (i) the remaining terms and provisions hereof shall be unimpaired and (ii) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision. In the event that, any of the provisions of this Section relating to scope of the covenants contained therein or the nature of the business restricted thereby shall be declared by a court of competent jurisdiction to exceed the maximum restrictiveness such court deems enforceable, such provision shall be deemed to be replaced herein by the maximum restriction deemed enforceable by such court.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF APERIO AND DUNNE

Aperio and Dunne jointly and severally represent and warrant to Handheld as set forth in this Article III:

Section 3.1.    Organization and Authority of Aperio

(a) Aperio is a Florida corporation duly organized as of February 14, 2001 and validly existing in good standing under the laws of Florida.

(b) Aperio has full power and authority to execute and deliver this Agreement and related documents, and the execution and delivery by Aperio of this Agreement and such related documents and the consummation of the transaction contemplated thereby have been duly and validly authorized by all necessary corporate action on the part of Aperio.

Section 3.2.    Assets and Liabilities of Funmansion.

As of the date hereof, the only assets and liabilities of Funmansion are those listed on Schedule 3.2 hereof.

Section 3.3.    Employees/Contractors of Funmansion.

Except as set forth in Schedule 3.3 hereto, Funmansion has no, and prior to the Closing will have no employees, contractual relationships or other obligations, other than this Agreement.

Section 3.4.    Status of Assets.

(a)    As of the date hereof and at the Closing, no person or entity other than Aperio has any interest in or claim to any of the assets listed in Schedule 3.2.

(b)    The transfer of the Interest, which is listed in Schedule 3.2, from Aperio to HandHeld shall not constitute a fraudulent transfer, distribution or violation of any statutory provision relating to

(c)    Neither the execution and delivery of this Agreement (and related documents) nor the consummation or performance of any of the transactions contemplated thereby will, directly or indirectly (with or without notice or lapse of time): (i) contravene, conflict with, or result in a violation of any provision of the Articles of Incorporation or Bylaws of Aperio or any resolution adopted by the shareholder(s) of Aperio, or (ii) contravene, conflict with, or result in a violation or breach of any provision of, or give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify any material agreement to which Aperio is a party.

(d)    The transactions contemplated by this Agreement (and related documents) are not violative of (i) any shareholder distribution limitation provisions under Florida law, or (ii) any fraudulent transfer provisions under Florida law.

(e)    Handheld acknowledges and agrees that neither Aperio nor Dunne warrant any right(s) to user-submitted content which has or may appear on www.funmansion.com. Aperio and Dunne represent and warrant to Handheld that, as of the date of the Closing, neither Aperio nor Dunne has received any unresolved notice of claim against them relating to a third party’s alleged rights in user submitted content appearing on www.funmansion.com.

Section 3.5.    Traffic Statistics Reports.

The funmansion.com website traffic statistic reports provided to Handheld by Aperio are, to the best knowledge of Aperio and Dunne, true and correct representations of actual results realized for the periods covered by such reports, as reported by industry standard website traffic reporting services and Funmansion’s internal traffic statistics program.

ARTICLE IV.
CONDITIONS TO APERIO’S AND DUNNE’S OBLIGATIONS

The obligation of Aperio and Dunne to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by Aperio or Dunne) of each of the following conditions on or prior to the Closing Date:

Section 4.1.    Transaction Documents.

Handheld shall have executed and delivered to Aperio this Agreement, the Escrow Agreement, the Promissory Note, and the Registration Rights Agreement in the form attached hereto as Exhibit C (the ‘‘Registration Rights Agreement’’).

Section 4.2.    Employment Agreement.

Handheld shall have agreed to engage Dunne on substantially the terms set forth in the Employment Agreement attached hereto as Exhibit D (the ‘‘Employment Agreement’’).

Section 4.3.    Opinion of Counsel.

Aperio shall have received an opinion of Niesar Curls Bartling & Whyte LLP, counsel to Handheld, substantially in the form attached hereto as Exhibit E (‘‘Purchaser’s Opinion of Counsel’’).

ARTICLE V.
CONDITIONS TO HANDHELD’S OBLIGATIONS

The obligation of Handheld to consummate the transactions contemplated by this Agreement is subject to the satisfaction (unless waived in writing by Handheld) of each of the following conditions on or prior to the Closing Date:

Section 5.1    Corporate Documents

HandHeld shall have received from Aperio certified copies of its Articles of Incorporation, a copy of its Bylaws, a certificate of good standing from the Secretary of State of the state of Florida and written consents from the Board of Directors of Aperio and the shareholders of Aperio (if Dunne is not the only shareholder thereof) approving the execution and delivery of this Agreement (and related documents) and the consummation of the transactions contemplated hereby and thereby, and such resolutions shall be in full force and effect as of the Closing Date.

Section 5.2.    Employment.

Dunne shall have agreed to accept employment by Handheld on substantially the terms set forth in the Employment Agreement.

Section 5.3.    Opinion of Counsel.

Handheld shall have received an opinion of Greenberg Traurig, LLP, counsel to Aperio, substantially in the form attached hereto as Exhibit F (‘‘Aperio’s Opinion of Counsel’’).

Section 5.4.    Bill of Sale.

Aperio shall have executed and delivered to HandHeld the Bill of Sale in the form attached hereto as Exhibit G (the ‘‘Bill of Sale’’).

Section 5.5.    Transaction Documents.

Aperio and/or Dunne (as applicable) shall have executed and delivered to Handheld this Agreement, the Escrow Agreement, the Registration Rights Agreement, the Employment Agreement, and the Bill of Sale.

ARTICLE VI.
THE CLOSING

Section 6.1.    The Closing.

The Closing of the transactions contemplated hereby (the ‘‘Closing’’) shall be held on December 1, 2006 (the ‘‘Closing Date’’) or at such other time as the parties may mutually agree. The Closing shall be held at the offices of Niesar Curls Bartling & Whyte LLP, 90 New Montgomery Street, 9th Floor, San Francisco, CA 94105 or at such other place as the parties may mutually agree. Alternatively, the parties may mutually agree that the Closing may occur by mail, fax, overnight courier or a combination thereof. At the Closing, all of the transactions provided for in Article II hereof shall be consummated on a substantially concurrent basis.

ARTICLE VII.
INDEMNIFICATION

Section 7.1.    Survival.

All of the representations and warranties of Aperio and Dunne contained in Article III of this Agreement or in any certificate delivered by Aperio pursuant to this Agreement shall survive the Closing and continue in full force and effect until the first (1st) anniversary of the Closing Date.

Section 7.2.    Indemnification Provisions for Benefit of Handheld.

(a)    In the event that Aperio or Dunne breach any of there representations, warranties or covenants contained in this Agreement or in any certificate delivered by Aperio pursuant hereto and provided that, as to any claim for breach of representations or warranties, Handheld makes a written claim for indemnification against Aperio within the applicable survival period, if applicable, then Aperio agrees to indemnify Handheld and its Affiliates from and against all Damages Handheld and its Affiliates suffer resulting from or arising out of such event; provided, however, that Aperio shall not have any obligation to indemnify Handheld from and against any such Damages until Handheld has suffered aggregate Damages by reason of all such breaches in excess of ten thousand dollars ($10,000) USD and then only to the extent of Damages in excess of said ten thousand dollars ($10,000) USD; provided further that no claim may be made by Handheld under this Section unless the total of the Damages associated with any single event or occurrence triggering an indemnification claim exceeds ten thousand dollars ($10,000) USD. In any event, the maximum amount that Aperio shall be required to pay as to all claims made under this Section shall be equal to the lesser of one million one hundred thousand dollars ($1,100,000) USD, or the actual consideration received by Aperio pursuant to this Agreement as of the date of Aperio’s payment of such indemnification claim, and the payment of which shall first be satisfied (A) by a setting off of such amounts against all or any portion of the remaining amounts due under the Promissory Note, and then (B) from funds held in Escrow.

Section 7.3.    Matters Involving Third Parties.

(a) If any third party notifies a party to this Agreement (the ‘‘Indemnified Party’’) with respect to any matter which may give rise to a claim (other than a Tax Claim) for indemnification against another party to this Agreement (the ‘‘Indemnifying Party’’) under this Article VII, then the Indemnified Party shall use reasonable efforts to notify the Indemnifying Party thereof promptly and in any event within ten days after receiving any written notice from a third party; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless, and then solely to the extent that, the Indemnifying Party is actually prejudiced thereby.

(b) Once the Indemnified Party has given notice of the matter to the Indemnifying Party, the Indemnified Party may, subject to the Indemnifying Party’s rights to assume the defense of such matter pursuant to paragraph (c) below, defend against the matter in any manner it deems appropriate.

(c) The Indemnifying Party may at any point in time choose to assume the defense of all of such matter, in which event:

(i) the Indemnifying Party shall defend the Indemnified Party against the matter with counsel of its choice reasonably satisfactory to the Indemnified Party,

(ii) the Indemnified Party may retain separate counsel at its sole cost and expense (except that the Indemnifying Party shall be responsible for the fees and expenses of one separate co-counsel for all Indemnified Parties to the extent the Indemnified Party is advised, in writing by its counsel, that either (x) the counsel the Indemnifying Party has selected has a conflict of interest, or (y) there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party), and

(iii) the Indemnifying Party shall reimburse the Indemnified Party for the reasonable costs of defense or investigation for the period prior to the assumption of the defense.

(d) Assumption of the defense of any matter by the Indemnifying Party shall without further action constitute an irrevocable waiver by the Indemnifying Party of its right to claim at a later date that such third party action for which the defense was assumed is not a proper matter for indemnification pursuant to this Article VII.

(e) The Indemnified Party shall not consent to the entry of a judgment or enter into any settlement with respect to any matter which may give rise to a claim for indemnification without the written consent of the Indemnifying Party, which consent may not be unreasonably withheld or delayed; provided, however, that if the Indemnifying Party has failed to provide indemnification required to be provided pursuant to this Article VII for fifteen days after a request therefor, then the Indemnified Party may take any such action without the consent of the Indemnifying Party.

(f) The Indemnifying Party shall not consent to the entry of a judgment with respect to any matter which may give rise to a claim for indemnification or enter into any settlement which does not include a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all liability with respect thereto, without the written consent of the Indemnified Party (not to be unreasonably withheld or delayed).

Section 7.4.    Certain Additional Provisions Relating to Indemnification.

(a) After the Closing Date, the indemnification provisions set forth in this Article VII shall constitute the sole and exclusive recourse and remedy available to Handheld with respect to the breach of any representation or warranty contained in this Agreement or in any certificate delivered pursuant to this Agreement, except for actual fraud.

(b) All payments by an Indemnifying Party under this Article VII shall be treated as an adjustment to the Purchase Price for all foreign, federal, state and local income tax purposes.

ARTICLE VIII.
MISCELLANEOUS PROVISIONS

Section 8.1.    Notices.

All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when delivered personally to the recipient, (b) when sent to the recipient by telecopy (receipt electronically confirmed by sender’s telecopy machine) if during normal business hours of the recipient, otherwise on the next Business Day, (c) one Business Day after the date when sent to the recipient by reputable express courier service (charges prepaid), or (d) seven Business Days after the date when mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications shall be sent to Aperio, Dunne and to Handheld at the addresses indicated below:

If to Dunne:	Mary Dunne 2433 SW Independence Rd. Port St. Lucie, FL 34953

With a copy to: (which shall not constitute notice)	Greenberg Traurig ATTN: Stephen A. Mendelsohn, Esq. 5100 Town Center Circle, Suite 400, Boca Raton, FL 33486

If to Aperio	Aperio Technologies, Inc. ATTN: Mary Dunne 2433 SW Independence Rd. Port St. Lucie, FL 34953

With a copy to: (which shall not constitute notice)	Greenberg Traurig ATTN: Stephen A. Mendelsohn, Esq. 5100 Town Center Circle, Suite 400, Boca Raton, FL 33486

If to Handheld:	Handheld Entertainment, Inc. ATTN: Jeffrey Oscodar 539 Bryant Street, Suite 403 San Francisco, CA 94107 Fax:

With a copy to: (which shall not constitute notice)	Niesar Curls Bartling & Whyte, LLP ATTN: Gerald V. Niesar, Esq. 90 New Montgomery Street, 9th Floor San Francisco, CA 94105 Fax: (415) 882-5400

or to such other address as either party hereto may, from time to time, designate in writing delivered pursuant to the terms of this Section.

Section 8.2.    Amendments.

The terms, provisions and conditions of this Agreement may not be changed, modified or amended in any manner except by an instrument in writing duly executed by both of the parties hereto.

Section 8.3.    Announcements.

All press releases, notices to customers and suppliers and similar public announcements prior to or within five days after the Closing Date with respect to this Agreement and the transactions contemplated by this Agreement shall be approved by both Handheld and Aperio (not to be unreasonably withheld or delayed) prior to the issuance thereof; provided that either party may make any public disclosure it believes in good faith is required by law, regulation or rule of any stock exchange on which its securities are traded (in which case the disclosing party shall use reasonable efforts to advise the other party prior to making such disclosure and to provide the other party a reasonable opportunity to review the proposed disclosure).

Section 8.4.    Expenses.

Except as expressly set forth in this Agreement, each party to this Agreement shall bear all of its legal, accounting, investment banking, and other expenses incurred by it or on its behalf in connection with the transactions contemplated by this Agreement, whether or not such transactions are consummated.

Section 8.5.    Entire Agreement.

This Agreement, together with the Exhibits and Schedules, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, supersedes and is in full substitution for any and all prior agreements and understandings among them relating to such subject matter and no party shall be liable or bound to the other party hereto in any manner with respect to such subject matter by any warranties, representations, indemnities, covenants, or agreements except as specifically set forth herein. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement.

Section 8.6.    Descriptive Headings.

The descriptive headings of the several sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

Section 8.7.    Counterparts.

For the convenience of the parties, any number of counterparts of this Agreement may be executed by any one or more parties hereto, and each such executed counterpart shall be, and shall be deemed to be, an original, but all of which shall constitute, and shall be deemed to constitute, in the aggregate but one and the same instrument.

Section 8.8.    Governing Law; Jurisdiction.

(a) This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and performed therein without regard to principles of conflicts of law.

(b) Any legal action or proceeding with respect to this Agreement shall be brought in the courts of the State of California, and, by execution and delivery of this Agreement, the parties hereto hereby accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. The parties hereto hereby irrevocably waive any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens, which any of them may now or hereafter have to the bringing of any such action or proceeding in such respective jurisdictions.

Section 8.9.    Construction; Interpretation.

The parties have negotiated the provisions of this Agreement, and any presumption that an ambiguity contained in this Agreement shall be construed against the party that caused this Agreement to be drafted shall not apply to the interpretation of this Agreement. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Any references to any federal, state, local or foreign statute or law will also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Unless the context otherwise requires: (a) a term has the meaning assigned to it by this Agreement; (b) including means ‘‘including but not limited to’’; (c) ‘‘or’’ is disjunctive but not exclusive; (d) words in the singular include the plural, and in the plural include the singular; and (e) ‘‘$’’ means the currency of the United States of America.

Section 8.10.    Severability.

In the event that any one or more of the provisions contained in this Agreement or in any other instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, then to the maximum extent permitted by law, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such instrument. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

Section 8.11.    Specific Performance.

Without limiting or waiving in any respect any rights or remedies of the parties under this Agreement now or hereinafter existing at law or in equity or by statute, each of the parties hereto shall be entitled to seek specific performance of the obligations to be performed by the other in accordance with the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the day and year first written above.

DUNNE	/s/ Mary Dunne Mary Dunne
APERIO	APERIO TECHNOLOGIES, INC.
By: /s/ Mary Dunne Name: Mary Dunne Title:
HANDHELD	HANDHELD ENTERTAINMENT, INC.
By: /s/ Jeff Oscodar Name: Jeff Oscodar Title: President

Schedule 2.3(c)
Separate Businesses

MediaBum.com:    Videos, pictures, sound files, flash files and links.*

HalfTheDeck.com:    Cartoons and pictures

ZooLoops.com: User uploaded sound loops / beats (some videos/pictures).

CrazyJapaneseVideos.com:    Funny Asian video clips.

DeadSlow.com: Videos, games and pictures.

VBrowse.com: (Still in development) rss generated site featuring video links to other sites (similar to heggle/flurl). Possibly also dvd reviews, release dates etc.

*Right of First Refusal. The Company is hereby granted the right of first refusal (the ‘‘Right of First Refusal’’) with respect to any proposed sale or other transfer of any of the assets or business interests relating to Mediabum.com (the ‘‘Mediabum Interest’’) Aperio. For purposes of this Agreement, the term ‘‘transfer’’ shall include any assignment, pledge, encumbrance or other disposition for value of the Mediabum Interest, whether voluntarily or involuntarily. In the event Aperio desires to accept a bona fide third-party offer to purchase any or all of the Mediabum Interest, Aperio shall promptly deliver to the Company written notice of the offer and the basic terms and conditions thereof, including the proposed purchase price. The Company (or its assignees) shall, for a period of twenty-five (25) days following receipt of such notice, have the right to purchase all, but not less than all, of the Mediabum Interest specified in such notice and upon substantially the same terms and conditions specified in such notice. Such right shall be exercisable by written notice delivered to Aperio prior to the expiration of the twenty-five (25) day exercise period. If such right is exercised with respect to the Mediabum Interest, the Company (or its assignees) and Aperio shall use their best efforts to effect the purchase of the Mediabum Interest not more than twenty (20) business days thereafter. In the event written notice of exercise of the Company’s right of first refusal is not given to Aperio within twenty-five (25) days following the date of the Company’s receipt of the notice of intended disposition, Aperio shall, for a period of thirty (30) days thereafter, have the right to sell or otherwise dispose of the Mediabum Interest upon terms and conditions (including the purchase price) no more favorable to the third party purchaser than those specified in the notice of intended disposition given to the Company. The third-party purchaser shall acquire the Mediabum Interest free and clear of the Company’s first refusal rights hereunder. In the event Aperio does not sell or otherwise dispose of the Mediabum Interest within such thirty (30) day period, the right of first refusal shall continue to be applicable to any subsequent disposition of the Mediabum Interest. This Right of First Refusal shall terminate two (2) years from the Closing Date.

Schedule 3.2
Assets & Liabilities

VRating CMS license

Media files

Adpeeps ad serving software license

Vbulletin forums software license

Domain and any/all images associated with the site, layout and content.

1 dual xeon 2.8 server, 1 P4 2.66 server

Schedule 3.3
Business Conducted; Employees/Contractors

None

EXHIBIT A
Escrow Agreement

EXHIBIT B
Promissory Note

EXHIBIT C
Registration Rights Agreement

EXHIBIT D
Employment Agreement

EXHIBIT E
Purchaser’s Opinion of Counsel

EXHIBIT F
Aperio’s Opinion of Counsel

EXHIBIT G
Bill of Sale